MIGENIX Inc. BC Research Complex 3650 Wesbrook Mall Vancouver, BC V6S 2L2 Canada
|NEWS RELEASE|

FOR IMMEDIATE RELEASE

MIGENIX Reports Third Quarter Fiscal Year 2006 Results

Vancouver, BC, CANADA & San Diego, CA, USA – March 8, 2006– MIGENIX Inc. (TSX: MGI; OTC: MGIFF), a clinical-stage developer of drugs for infectious and degenerative diseases, reports financial results for the three and nine months ended January 31, 2006 and an update on its programs:

Jim DeMesa, M.D., President & CEO of MIGENIX stated, “We continue to make excellent progress in our development programs, with two phase II clinical outcomes expected this year in our MX-3253 program for the treatment of chronic hepatitis C virus infections and a phase III clinical outcome for CPI-226 in catheter-related infections in the first half of calendar 2007. These outcomes have the potential to drive significant value for us, get us closer to revenues, and position us well for the future as we build a thriving, sustainable business for the long-term.”

UPDATE ON DRUG DEVELOPMENT PROGRAMS

CPI-226 (catheter-related infections): In August 2005, Cadence Pharmaceuticals, Inc. (Cadence), our partner for the North American and European development and commercialization of CPI-226 (formerly MX-226), initiated United States enrollment in a multi-national pivotal Phase III study of CPI-226 pursuant to a Special Protocol Assessment (SPA). European enrollment in the study was initiated in February 2006. The confirmatory Phase III trial is a randomized, Evaluation Committee-blinded study to evaluate the effectiveness of CPI-226 vs. 10% povidone-iodine for the prevention of catheter-related infections in approximately 1,250 hospitalized patients with central venous catheters. The multi-national study is planned to be completed in the first half of calendar 2007, followed by the submission of applications to the regulatory agencies for marketing approval in the US and Europe. MIGENIX has initiated activities directed at securing a development and commercialization partner for this product in Japan and other territories outside of North America and Europe.

MX-3253 (treatment of chronic Hepatitis C virus infections): Enrollment in a Phase IIb combination study commenced in November 2005, with results of the study expected in mid-calendar 2006. This study is a multi-center, active-controlled, 12-week evaluation of efficacy and safety in up to 60 patients randomly assigned to one of three treatment arms: (i) celgosivir plus peginterferon alfa-2b plus ribavirin (3-way combination); (ii) celgosivir plus peginterferon alfa-2b (2-way combination); and (iii) placebo plus peginterferon alfa-2b plus ribavirin (control). Subjects with chronic HCV genotype 1 infections are eligible for this study if they have either never responded to a treatment consisting of pegylated alpha interferon plus ribavirin (“non-responders”) or if their viral load decrease has never reached undetectable levels (“partial responders”). Patients will have the option to continue treatment for up to 48 weeks in an extension study.

In January 2006 the Company announced its plan to initiate a Phase II combination therapy viral kinetics clinical trial of MX-3253 in treatment-naïve HCV patients. The study is expected to start in the second quarter of calendar 2006, with 28-day treatment results available in the second half of calendar 2006.

MX-594AN (treatment of acne): A license agreement was executed with Cutanea Life Sciences, Inc., (“Cutanea”) a private, dermatological pharmaceutical company based in metropolitan Philadelphia, Pennsylvania, on December 7, 2005 to develop and commercialize MX-594AN for a number of dermatological indications. This agreement achieves our objective of securing a partner with an experienced team for the development and commercialization of MX-594AN.

Pursuant to the license agreement, MIGENIX received an upfront payment and can receive up to approximately US$21 million in development and commercialization milestone payments, as well as royalties on net sales. Cutanea received exclusive worldwide rights to develop and market MX-594AN and its analogues for dermatological indications. Future development activities will focus on the treatment of dermatological conditions with inflammatory and infectious components. Cutanea will take full responsibility for funding all development activities including formulation, clinical, regulatory, and commercialization costs.

MIGENIX Inc. – NEWS RELEASE – March 8, 2006

MX-2401 (gram-positive bacterial infections): The Company is currently advancing manufacturing process development for MX-2401 in preparation for the manufacture of sufficient quantities of MX-2401 for the non-clinical studies required to support advancement into clinical development.

MX-4509 (treatment of neurodegenerative diseases):  A non-clinical study of MX-4509 in a potential neurodegenerative orphan indication was initiated in October 2005 and a study in a second indication is planned as part of the Company’s development of MX-4509, with clinical studies to follow, as deemed appropriate, based on the non-clinical results.

FINANCIAL RESULTS

The loss for the three months ended January 31, 2006 (“Q3/06”) was $2.2 million ($0.03 per common share) compared with a loss of $3.2 million ($0.05 per common share) for the same period last year (“Q3/05”) and a loss of $3.3 million ($0.04 per common share) for the three months ended October 31, 2005 (“Q2/06”).  The decrease in the Q3/06 loss compared to the Q3/05 and Q2/06 losses is principally attributable to lower research and development expenses in Q3/06 and licensing revenues during Q3/06 related to the MX-594AN licensing agreement with Cutanea signed in Q3/06 (see “Revenues” below).

The loss for the nine months ended January 31, 2006 (“YTD Fiscal 2006”) is $8.3 million ($0.11 per common share) as compared to $7.4 million ($0.13 per common share) for the same period last year (“YTD Fiscal 2005”). The increase in the YTD Fiscal 2006 loss compared to the YTD Fiscal 2005 loss is principally attributable to CPI-226 licensing revenue in YTD Fiscal 2005 (see “Revenues” below).

Revenues

Licensing revenues for Q3/06 were $0.2 million ($nil for Q3/05; $nil for Q2/06) and were $0.2 million for YTD Fiscal 2006 ($2.1 million for YTD Fiscal 2005). The Q3/06 licensing revenues were pursuant to the MX-594AN license agreement entered into with Cutanea in December 2005. The YTD Fiscal 2005 licensing revenues were pursuant to the August 2004 collaboration and license agreement with Cadence.

Research and development collaboration revenues for Q3/06 were $0.1 million ($0.1 million for Q3/05; $nil for Q2/06) and were $0.3 million for YTD Fiscal 2006 ($0.1 million for YTD Fiscal 2005).  Research and development collaboration revenues for YTD 2005 and 2006 were pursuant to the sale of CPI-226 drug substance to Cadence.

Research and Development Expenses

Research and development expenses decreased in Q3/06 to $1.6 million ($2.1 million in Q3/05; $2.2 million in Q2/06) and were $5.9 million for YTD Fiscal 2006 ($6.2 million for YTD Fiscal 2005). Research and development expenses include: (1) clinical development program costs; (2) personnel costs; (3) patent-related costs; and (4) other costs.

Clinical program development costs represent $0.5 million ($0.8 million in Q3/05; $0.9 million in Q2/06) of Q3/06 research and development expenses and were $2.0 million of research and development expenses for YTD Fiscal 2006 ($1.3 million for YTD Fiscal 2005). The increase in the YTD Fiscal 2006 clinical program development costs compared with YTD Fiscal 2005 clinical program development costs is due to increased costs for the MX-3253 program offset by decreased costs for the MX-4509 program. Clinical program development costs for the MX-3253 program in Q3/06 were $0.4 million ($0.3 million in Q3/05; $0.8 million in Q2/06) and were $1.6 million for YTD Fiscal 2006 ($0.5 million for YTD Fiscal 2005). The YTD Fiscal 2006 MX-3253 clinical program costs include the completion of the Phase IIa monotherapy trial in September 2005 (initiated October 2004), the initiation of the Phase IIb combination study in November 2005; and preparatory costs for the phase II viral kinetics study. Clinical program development costs for the MX-4509 program were $nil ($0.3 million in Q3/05; $nil in Q2/06) and were $0.2 million for YTD Fiscal 2006 ($0.5 million for YTD Fiscal 2005).

Personnel costs were $0.5 million ($0.9 million in Q3/05; $0.7 million in Q2/06) of Q3/06 research and development expenses and were $2.0 million of research and development expenses for YTD Fiscal 2006 ($2.5 million for YTD Fiscal 2005). The decrease in Q3/06 as compared to Q3/05 and YTD Fiscal 2006 as compared to YTD Fiscal 2005 is primarily due to a reduction in headcount as a result of the Company’s previous cost reduction steps and ongoing cost containment measures (see “Liquidity and Capital Resources”).

Patent-related costs (net of patent cost recoveries) were $0.2 million ($0.2 million in Q3/05; $0.3 million in Q2/06) of Q3/06 research and development expenses and were $0.7 million of research and development expenses for YTD Fiscal 2006 ($0.5 million for YTD Fiscal 2005).

MIGENIX Inc. – NEWS RELEASE – March 8, 2006

Other costs reflect product development costs for programs that are not at the clinical stage of development and costs that are not allocated to specific programs. Other costs were $0.4 million ($0.3 million in Q3/05; $0.3 million in Q2/06) of Q3/06 research and development expenses and are net of a $0.1 million ($nil in Q3/05; $0.1 million in Q2/06) reduction in MX-2401 costs resulting from government assistance. Other costs were $1.2 million for YTD Fiscal 2006 ($2.0 million for YTD Fiscal 2005) with the reduction in YTD Fiscal 2006 costs being primarily due to lower MX-2401 process development costs in YTD Fiscal 2006.

General and Corporate Expenses

General and corporate expenses decreased in Q3/06 to $0.8 million ($0.9 million in Q3/05; $0.8 million in Q2/06) and were $2.4 million for YTD Fiscal 2006 ($2.9 million for YTD Fiscal 2005).  The decrease for YTD Fiscal 2006 as compared to Fiscal 2005 is primarily due to a decrease in personnel costs and a decrease in legal costs.  Personnel costs were $0.5 million in Q3/06 ($0.5 million in Q3/05; $0.5 million in Q2/06) and were $1.5 million for YTD Fiscal 2006 ($1.7 million for YTD Fiscal 2005).

Capital and Intangible Asset Expenditures, Amortization and Write-downs

Capital asset expenditures in Q3/06 were $nil ($nil in Q3/05; $nil in Q2/06) bringing YTD Fiscal 2006 capital asset expenditures to $nil ($0.2 million for YTD Fiscal 2005). Amortization expense on capital assets was $0.2 million for YTD Fiscal 2006 ($0.3 million for YTD Fiscal 2005).

Intangible asset expenditures in Q3/06 were $nil ($nil in Q3/05; $nil in Q2/06) bringing YTD Fiscal 2006 intangible asset expenditures to $nil ($0.1 million for YTD Fiscal 2005). Amortization expense for intangible assets was $0.5 million for YTD Fiscal 2006 ($0.4 million for YTD Fiscal 2005). YTD Fiscal 2006 write-downs of intangible assets are $0.1 million ($nil in YTD Fiscal 2005).

Other Income and Expenses

Interest income was $0.3 million for each of YTD Fiscal 2006 and YTD Fiscal 2005. The foreign exchange loss was nominal for YTD Fiscal 2006 ($0.1 million for YTD Fiscal 2005).

Liquidity and Capital Resources

As of January 31, 2006, the Company had cash, cash equivalents and short term investments of $11.4 million (April 30, 2005: $12.0 million) and the Company’s net working capital was $9.3 million (April 30, 2005: $10.8 million). The $1.5 million decrease in net working capital from April 30, 2005 to January 31, 2006 is primarily attributable to the loss of $7.3 million (excluding non-cash amortization, write-down of intangible assets and stock-based compensation) for the nine months ended January 31, 2006 less the $5.7 million in net proceeds from the public offering completed May 31, 2005.

MIGENIX believes that its funds on hand at January 31, 2006, together with program prioritization, previous cost reduction steps, ongoing cost containment measures and expected interest income, are sufficient to provide for operations into the fourth quarter of calendar 2006 before funds received, if any, from financing activities, the exercise of warrants and options, and existing or new license agreements. MIGENIX will need to raise additional funds in support of its operations and there is no assurance that such funds can be obtained.

Outstanding Shares

There are currently 74,258,656 (January 31, 2006: 74,258,656; April 30, 2005: 60,988,428) common shares outstanding and 14,600,000 (January 31, 2006 and April 30, 2005: 14,600,000) preferred shares outstanding.

Conference Call

Investors, analysts and the media are invited to participate in a conference call today (March 8, 2006) at 11:00 a.m. ET (8:00 a.m. PT) to discuss this announcement.  Please telephone 1-866-249-1964 (U.S. and Canada) or 416-644-3427 (Toronto area callers).  A replay of this call will be available from March 8, 2006 at 1:00 p.m. ET through March 22, 2006. The playback number is: 1-877-289-8525 or 416-640-1917, reservation number 21179724.The live and archived web cast can be accessed at www.migenix.com for the next 90 days.

MIGENIX Inc. – NEWS RELEASE – March 8, 2006

Selected Financial Highlights

BALANCE SHEETS Unaudited - In Thousands of Canadian dollars	January 31, 2006	April 30, 2005
Assets
Cash and cash equivalents	$ 3,799	$ 1,181
Short-term investments	7,630	10,846
Other current assets	728	1,426
Total current assets	$12,157	$13,453
Long-term investments	1	1
Other assets	-	186
Capital assets	963	1,142
Intangible assets	5,792	6,424
Total assets	$18,913	$21,206

Liabilities and Shareholders’ Equity
Accounts payable and accrued liabilities	$2,882	$2,595
Current portion of capital lease obligation	22	63
Total current liabilities	$ 2,904	$ 2,658

Capital lease obligation	-	6
Preferred shares	-	-
Total liabilities	$ 2,904	$ 2,664

Shareholders’ equity	16,009	18,542
Total liabilities and shareholders’ equity	$18,913	$21,206

MIGENIX Inc. – NEWS RELEASE – March 8, 2006

STATEMENTS OF LOSS AND DEFICIT Unaudited – In Thousands Canadian dollars (except per share amounts)	Three months ended January 31,		Nine months ended January 31,
	2006	2005(1)	2006	2005(1)

Revenue
Licensing	$ 233	$ -	$ 233	$ 2,089
Research and development collaboration	72	58	341	58
	$ 305	$ 58	$ 574	$ 2,147

Expenses
Research and development	1,632	2,147	5,885	6,210
General and corporate	763	913	2,438	2,887
Amortization	237	271	731	621
Write-down of intangible assets	-	16	88	16
	$ 2,632	$ 3,347	$9,142	$9,734

Operating loss	$ (2,327)	$ (3,289)	$ (8,568)	$ (7,587)
Interest income	89	98	265	311
Foreign exchange (loss) gain	6	10	(15)	(130)
Loss for the period	$ (2,232)	$ (3,181)	$ (8,318)	$ (7,406)

Deficit, beginning of period	(103,401)	(90,996)	(97,315)	(86,771)
Deficit, end of period	$(105,633)	$(94,177)	$(105,663)	$(94,177)

Basic and diluted loss per common share	$(0.03)	$(0.05)	$(0.11)	$(0.13)

Weighted avg. number of common shares outstanding (000’s)	74,258	59,794	72,653	57,690

STATEMENTS OF CASH FLOWS Unaudited – In Thousands of Canadian dollars

Loss for the period	$ (2,232)	$ (3,181)	$(8,318)	$(7,406)
Loss not affecting cash:
Amortization	237	271	731	621
Stock-based compensation	46	73	227	324
Loss on disposal/write-down of assets	-	16	88	13
Changes in non-cash working capital items relating to operating activities	(258)	(907)	1,098	(100)
Cash used in operating activities	$ (2,207)	$ (3,728)	$(6,174)	$(6,548)

Issuance of common shares, net of issue costs	-	-	5,743	543
Proceeds on exercise of stock options	-	-	-	1
Repayment of capital lease obligation	(16)	(15)	(47)	(43)
Cash (used in) provided by financing activities	$ (16)	$ (15)	$ 5,696	$ 501

Funds from short-term investments	2,836	241	3,128	5,582
Other asset expenditures	-	-	-	(491)
Purchases of capital assets	(2)	(2)	(32)	(172)
Intangible asset expenditures	-	(9)	-	(102)
Acquisition of a business, net of cash acquired	-	-	-	635
Proceeds on disposal of capital assets	-	-	-	22
Cash provided by investing activities	$ 2,834	$ 230	$ 3,096	$ 5,474

Increase (decrease) in cash and cash equivalents	$ 611	$ (3,513)	$ 2,618	$ (573)
Cash and cash equivalents, beginning of period	3,188	7,322	1,181	4,382
Cash and cash equivalents, end of period	$ 3,799	$ 3,809	$ 3,799	$ 3,809

(1) Restated pursuant to change in accounting policy for patent costs

MIGENIX Inc. – NEWS RELEASE – March 8, 2006

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs in the areas of infectious and degenerative diseases. The Company's clinical programs include drug candidates for the treatment of chronic hepatitis C infections (Phase II), the prevention of catheter-related infections (Phase III), the treatment of neurodegenerative diseases (Phase I) and the treatment of acne (Phase II). MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information can be found at www.migenix.com.

“Jim DeMesa”

James M. DeMesa, M.D.

President & CEO

CONTACTS

Art Ayres MIGENIX Inc. Tel: (604) 221-9666 Extension 233 aayres@migenix.com	Dian Griesel, Ph.D. Investor Relations Group Tel: (212) 825-3210 Theproteam@aol.com

FORWARD-LOOKING STATEMENTS

Certain statements in this news release contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  All statements or information other than statements of historical fact may be deemed to be forward-looking statements or information. Forward-looking statements frequently, but not always, use the words “intends”, “plans”, “believes”, “anticipates” or “expects” or similar words; that events “will”, “may”, “could” or “should” occur; and/or include statements or information concerning our strategies, goals, plans and expectations. Forward-looking statements or information in this news release include, but are not limited to statements or information concerning: Cadence completing the CPI-226 multi-national Phase III study in the first half of calendar 2007 followed by the submission for marketing approval in the US and Europe; results from the Phase IIb MX-3253 combination study being expected in mid-calendar 2006; starting the Phase II MX-3253 viral kinetics study in the second quarter of calendar 2006 with 28-day treatment results available in the second half of calendar 2006; the CPI-226 and MX-3253 clinical outcomes having the potential to drive significant value and getting MIGENIX closer to revenue opportunities; MIGENIX receiving up to US$21 million in development and commercialization milestone payments, as well as royalties on net sales pursuant to the license agreement with Cutanea; initiating a MX-4509 non-clinical study in a second potential orphan neurodegenerative indication and if appropriate clinical studies to follow; the Company advancing process development for MX-2401 in preparation for the non-clinical studies required to support advancement into clinical development; up to US$100,000 in milestones being achieved and payable in the next 12 months pursuant to the Company’s preferred shares; the Company continuing to advance its highest priority programs while operating within an annual burn rate of $11 million to $13 million; and the Company’s financial resources being sufficient to fund operations into the fourth quarter of calendar 2006. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements or information and you should not place undue reliance on our forward-looking statements or information. Factors that could cause actual events or results expressed or implied by such forward looking statements to differ materially from any future results expressed or implied by such statements or information include, but are not limited to: dependence on corporate collaborations; uncertainties related to early stage of technology and product development; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if commenced and completed, will not establish the safety or efficacy of our products; risks relating to requirements for approvals by government agencies such as the FDA and/or Health Canada before products can be tested in clinical trials and ultimately marketed; the possibility that such government agency approvals will not be obtained in a timely manner or at all or will be conditioned in a manner that would impair our ability to advance development and/or market the product successfully; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns, the possibility that opportunities will arise that require more cash then presently anticipated and other uncertainties related to predictions of future cash requirements; management of growth; dependence on key personnel; the possibility that we will not successfully develop any products; the possibility that advances by competitors will cause our proposed products not to be viable, the risk that our patents could be invalidated or narrowed in scope by judicial actions or that our technology could infringe the patent or other intellectual property rights of third parties; the possibility that any products successfully developed by us will not achieve market acceptance; and other risks and uncertainties which may not be described herein. Certain of these factors and other factors are described in detail in the Company's Annual Information Form and Annual Report on Form 20-F and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.